UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month April 2020

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .                       .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
1.	Press Release dated April 21, 2020	3
2.	Annex to Press Release dated April 21, 2020	17

THANK YOU

To all of the 24,040 employees that are a part of the Grifols’ family, especially to those working at the plasma centers and plants. We would like to sincerely thank you for all of your hard work, effort and commitment in making the Grifols mission of improving the health of people possible.

Thank you for making the difference.

April 21, 2020

First Quarter 2020 Results

Grifols maintains its operational levels and continues to reinforce its commitment to society

Barcelona, April 21, 2020.- Grifols (MCE: GRF, MCE: GRF.P, NASDAQ: GRFS) reports solid results in the first quarter of 2020. The company grew by 11.8% (9.3% cc1) to EUR 1,293 million in revenues.

Amid the current global health crisis caused by COVID-19, Grifols’ plasma centers, industrial and commercial sites remain operational, making possible the continued production and supply of plasma-derived medicines, and diagnostic and hospital solutions with the fewest delays possible.

The Bioscience Division continues to lead the company’s growth. The division’s sales grew by 13.6% (10.9% cc) to EUR 1,040 million. The Diagnostic Division and the Hospital Division revenues remained stable at EUR 168 million (1.4%; -0.3% cc) and EUR 31 million (0.6%; 0.8% cc) respectively. The Bio Supplies Division grew by 24.5% (21.9% cc) to EUR 64 million.

Reported EBITDA totaled EUR 351.1 million, denoting a 14.9% growth and a 27.2% margin (26.4% in 2019). Core EBIDTA2 amounted to EUR 343.6 million (EUR 307.8 million in the first quarter of 2019), representing 27.3% of revenues (26.8% in 2019).

Taking internal, external and investee projects into account, Grifols allocated a total of EUR 83.3 million (EUR 89.3 million in the first quarter of 2019) to net R+D+i investments.

Grifols is leading a clinical trial on the efficacy of an anti-SARS-CoV-2 hyperimmune immunoglobulin in collaboration with the U.S. Food and Drug Administration (FDA) and other health agencies. The company is also working with health authorities in the U.S., Spain and Germany to test the efficacy of direct plasma transfusions, previously inactivated by methylene blue, from recovered COVID-19 patients (convalescent plasma) as a treatment. At the same time, Grifols has developed a highly sensitive SARS-CoV-2 detection test.

The company allocated EUR 60.2 million to capital investments (CAPEX) in the first quarter. As part of its response to COVID-19, Grifols announced the expansion of its virus-inactivated plasma systems (methylene blue) in its Clayton (North Carolina, USA) industrial complex. This facility also has an isolated plant to manufacture anti-SARS-CoV-2 immunoglobulin.

1 Constant currency (cc) excludes exchange rate variations of the period.

2 At constant currency and excludes non-recurring costs and Haema and Biotest third-party plasma sales impacts.

Grifols’ investment levels in R+D+i and CAPEX highlight and reinforce its commitment to growth and long-term vision, in addition to its ongoing efforts to help mitigate the global health emergency triggered by the COVID-19 outbreak.

The company’s financial results totaled EUR 16.8 million. This figure includes a reduction of the financial expenses of EUR 21 million due to the refinancing process that was closed in November 2019. Additionally, it includes a EUR 11.4 million negative impact due to exchange differences, as well as the positive impact of EUR 56.5 million related to the closing of the Shanghai RAAS transaction.

Reported net profit stands at EUR 186.4 million due to the solid operating performance and lower financial results.

Excluding the impact of IFRS 163, Grifols’ net financial debt stands at EUR 5,803.6 million and its net financial debt over EBITDA ratio improved to 4.12x. As shown by the progressive deleveraging over the last quarters, debt management remains a key priority for the company.

Grifols has the necessary resources and liquidity to fulfill its short and medium-term obligations. As of March 31, 2020, the company had EUR 638 million in cash positions and approximately EUR 570 million in undrawn lines of credit, placing its liquidity position above EUR 1,200 million.

In addition, in light of the COVID-19 outbreak, Grifols is preemptively taking all necessary measures to further bolster its already-solid liquidity position.

REVENUE PERFORMANCE

Bioscience Division

The Bioscience Division continues its role as Grifols’ main growth driver with an upward trend, increasing revenues by 13.6% (10.9% cc) to EUR 1,040.0 million.

Demand for immunoglobulin in the U.S., Canada and several European Union (EU) countries remain very solid, attaining double-digit growth. Grifols expanded its product portfolio with the U.S. market launch of its 20% subcutaneous immunoglobulin (Xembify®) in the last quarter of 2019.

Alpha-1 antitrypsin remains one of the company’s main engines for growth and has held its sales growth in countries such as the U.S. The number of diagnosed patients continues to rise thanks to concerted efforts to develop new diagnostic solutions.

3 On March 31, 2020, the impact of IFRS 16 on total debt was EUR 741 million.

Albumin sales were affected by the exports to China in the first two months of the year due to the COVID-19 outbreak. However, the underlying demand for albumin in the Chinese market has significant growth potential for the division.

Sales of factor VIII continue the positive trend initiated in the last quarter of 2019. The decision to position FVIII/VWF products as treatments to prevent and treat bleeding episodes, as well as prevent and eradicate inhibitors, along with the favorable impact of certain tenders, all contributed to higher sales.

Grifols also continues to drive its specialty proteins to offer a differential product portfolio, particularly with immunoglobulins. The company is currently leading the development of a specialty anti-SARS-CoV-2 hyperimmune immunoglobulin.

The first quarter also recorded higher sales of biological sealant, a product combining two plasma proteins (human fibrinogen and thrombin) developed and manufactured by Grifols to manage bleeding during surgical interventions. Launched in the last quarter of 2019, this sealant is marketed and distributed by Ethicon under the name VISTASEALTM.

Diagnostic Division

The Diagnostic Division recorded revenues of EUR 167.9 million, with 1.4% (-0.3% cc) growth. Especially noteworthy was the consolidation of sales of the blood typing line as the main growth driver.

The sale of NAT systems (Procleix® NAT Solutions), which uses Transcription Mediated Amplification (TMA) to screen blood and plasma donations, continues to serve as the division’s main line of business. TMA is widely used in transfusion centers, blood banks and plasma centers around the world due to its high analytic sensitivity and ability to automatically adapt to large sample volumes.

As a leading diagnostics company in this type of solutions, Grifols has also developed a specific diagnostic test to detect SARS-CoV-2.

Sales of the blood typing line, which includes both analyzers (Erytra®, Erytra Eflexis® and Wadiana®) and reagents (DG-Gel® cards, red blood cells and anti-serums), grew in all regions, especially in the U.S. and Turkey.

Hospital Division

The Hospital Division reported EUR 30.7 million in revenues, with a stable 0.6% (0.8% cc) growth. The IV therapy in conjunction with medical devices and contract manufacturing services has been the main driver of growth this quarter.

Bio Supplies Division

Revenues from the Bio Supplies Division totaled EUR 64.1 million in the first quarter, growing by 24.5% (21.9% cc) quarter-over-quarter.

The division’s main areas of focus include the sale of biological products for non-therapeutic use, which continues to outperform, and Haema and Biotest third-party plasma sales, which reached EUR 36.7 million in the first three months of 2020.

CORPORATE TRANSACTIONS

•	Close of the strategic alliance deal with Shanghai RAAS to drive growth in China

Grifols and Shanghai RAAS closed their strategic alliance deal, which will boost the production, sale and development of plasma-derived products and leading-edge transfusion diagnostic solutions in China in accordance with international quality and safety standards.

Following this transaction, Grifols is now the largest shareholder in Shanghai RAAS while maintaining operational, political and economic control over its subsidiary, Grifols Diagnostic Solutions (GDS). Specifically, Grifols will control a 26.20% stake in Shanghai RAAS’s capital (economic and voting rights) in exchange for a non-majority share in Grifols Diagnostics Solutions (45% economic and 40% voting rights) on behalf of Shanghai RAAS.

For Grifols, the agreement represents a singular opportunity to continue its global expansion and reinforce sustained and long-term economic growth as China is currently the company’s third-largest market.

No external financing was required to fund the transaction.

•	Agreement reached with the Public Investment Fund of Saudi Arabia to boost self-sufficiency of plasma medicines in the region

Grifols and the Public Investment Fund of Saudi Arabia have executed a non-binding term sheet to jointly develop plasma centers and production facilities in Saudi Arabia, including two plants, one for plasma fractionation and another for protein purification. Grifols will also provide engineering and support services to guarantee the quality of the infrastructures and processes is in adherence with the strictest quality and safety standards.

The project will be executed through a joint venture held jointly between Grifols and the Public Investment Fund (PIF).

This unique collaboration will enable Grifols to build its presence in the region and help strengthen Saudi Arabia’s health system.

The leadership in the production of plasma medicines; the experience and position in developing and managing plasma centers and production facilities; and solid presence and expertise in the region were all key factors in PIF’s decision to choose Grifols as a strategic partner.

•	Collaboration and license agreement with Rigel Pharmaceuticals

In January 2019, Grifols signed a collaboration and license collaboration with the U.S. pharmaceutical firm Rigel Pharmaceutical which provided us exclusive rights to market fostamatinib for the treatment of chronic immune thrombocytopenia (ITP) in adult patients who are refractory to other treatments in Europe and Turkey.

In January 2020, Rigel Pharmaceuticals received European Commission (EC) approval to market TAVLESSE® (fostamatinib). The launch of this therapy, expected in the second quarter of 2020, reinforces Grifols’ commercial strategy and reflects its firm commitment to continue expanding its product portfolio to benefit patients and provide more therapeutic options to healthcare professionals.

•	Grifols increases its revenues by 12% to EUR 1,293 million

•	The Bioscience Division leads growth, increasing revenues by 13.6% (10.9% cc) to EUR 1,040 million, driven mainly by the demand for strong key proteins, especially with immunoglobulins

•	Diagnostic and Hospital Division revenues remain stable at EUR 168 million (1.4%; -0.3% cc) and EUR 31 million (0.6%; 0.8% cc), respectively. Bio Supplies revenues increase to EUR 64 million (24.5%; 21.9% cc)

•	Reported EBITDA increases by 15% to EUR 351 million, with a 27.2% margin

•	Reported net profit stands at EUR 186 million

•	Liquidity position totals to EUR 1,200 million. The net debt leverage ratio continues improving to 4.12x

•	Grifols leads the development of an anti-SARS-CoV-2 immunoglobulin, a treatment using plasma from recovered COVID-19 patients, and a highly sensitive diagnostic test

•	Grifols closes its strategic alliance deal with Shanghai RAAS to boost sales of plasma-derived medicines and transfusion diagnostic solutions in China

KEY FINANCIAL FIGURES

in millions of euros except % and EPS	1Q 2020	1Q 2019	% Var
NET REVENUE (NR)	1,293.3	1,156.8	11.8%
GROSS MARGIN	45.7%	45.6%
EBITDA CORE (1)	343.6	307.8	11.6%
% NR	27.3%	26.8%
EBITDA REPORTED	351.1	305.6	14.9%
% NR	27.2%	26.4%
GROUP PROFIT	186.4	114.4	63.0%
% NR	14.4%	9.9%
ADJUSTED(2) GROUP PROFIT	153.1	141.8	8.0%
% NR	11.8%	12.3%
CAPEX	60.2	64.9	(7.2%)
R&D NET INVESTMENT	83.3	89.3	(6.7%)
EARNINGS PER SHARE (EPS) REPORTED	0.27	0.17	63.0%

	March 2020		December 2019		% Var
TOTAL ASSETS	15,896.4		15,542.6		2.3%
TOTAL EQUITY	7,206.5		6,845.8		5.3%
CASH & CASH EQUIVALENTS	637.7		742.0		(14.1%)
LEVERAGE RATIO	4.12/(4.09cc)	(3)	4.17/(4.14cc)	(3)

(1) At constant currency and excludes non-recurring costs and Haema and Biotest third-party plasma sales impacts.

(2) Excludes non-recurring items; amortization of deferred expenses associated to refinancing; amortization of intangible assets related to acquisitions, assets reassessment; and IFRS 16.

(3) Constant currency (cc) excludes exchange rate variations of the period.

PROFIT AND LOSS ACCOUNT

In thousands of euros	1Q 2020	1Q 2019	% Var
NET REVENUE (NR)	1,293,319	1,156,777	11.8%
COST OF SALES	(702,085)	(628,724)	11.7%
GROSS MARGIN	591,234	528,053	12.0%
% NR	45.7%	45.6%
R&D	(67,865)	(62,610)	8.4%
SG&A	(250,585)	(234,363)	6.9%
OPERATING EXPENSES	(318,450)	(296,973)	7.2%
SHARE OF RESULTS OF EQUITY ACCOUNTED INVESTEES - CORE ACTIVITIES	789	-
OPERATING RESULT (EBIT)	273,573	231,080	18.4%
% NR	21.2%	20.0%
FINANCIAL RESULT	(16,846)	(82,220)	(79.5%)
SHARE OF RESULTS OF EQUITY ACCOUNTED INVESTEES	(5,451)	(6,009)	(9.3%)
PROFIT BEFORE TAX	251,276	142,851	75.9%
% NR	19.4%	12.3%
INCOME TAX EXPENSE	(47,736)	(28,571)	67.1%
% OF PRE-TAX INCOME	19.0%	20.0%
CONSOLIDATED PROFIT FOR THE YEAR	203,540	114,280	78.1%
RESULT ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(17,160)	89	(19380.9%)
GROUP PROFIT FOR THE PERIOD	186,380	114,369	63.0%
% NR	14.4%	9.9%

GROUP PROFIT RECONCILIATION

In millions of euros	1Q 2020	1Q 2019	% Var
GROUP PROFIT	186.4	114.4	63.0%
% NR	14.4%	9.9%
Amortization of deferred financial expenses	10.7	16.6	(35.5%)
Amortization of intangible assets acquired in business combinations	11.3	12.2	(7.4%)
IFRS 16	6.1	7.1	(14.1%)
Non-recurring items related to Shanghai RAAS closing	(56.5)	-
Tax impacts	(4.9)	(8.5)	(42.4%)
ADJUSTED GROUP NET PROFIT	153.1	141.8	8.0%
% NR	11.8%	12.3%

NET REVENUE BY DIVISION

In thousands of euros	1Q 2020	% of Net Revenues	1Q 2019	% of Net Revenues	% Var	% Var cc*
BIOSCIENCE	1,039,942	80.4%	915,615	79.2%	13.6%	10.9%
DIAGNOSTIC	167,876	12.9%	165,481	14.3%	1.4%	(0.3%)
HOSPITAL	30,675	2.4%	30,496	2.6%	0.6%	0.8%
BIO SUPPLIES	64,139	5.0%	51,522	4.5%	24.5%	21.9%
OTHERS	5,144	0.4%	5,063	0.4%	1.6%	(0.9%)
INTERSEGMENTS	(14,457)	(1.1%)	(11,400)	(1.0%)	26.8%	24.6%
TOTAL	1,293,319	100.0%	1,156,777	100.0%	11.8%	9.3%

NET REVENUE BY REGION

In thousands of euros	1Q 2020	% of Net Revenues	1Q 2019	% of Net Revenues	%Var	%Var cc*
US + CANADA	912,151	70.5%	795,733	68.8%	14.6%	8.0%
EU	199,599	15.5%	205,594	17.8%	(2.9%)	7.0%
ROW	181,569	14.0%	155,450	13.4%	16.8%	16.8%
TOTAL	1,293,319	100.0%	1,156,777	100.0%	11.8%	9.3%

* Constant currency (cc) excludes exchange rate variations of the period.

CASH FLOW

1n thousands of euros	1Q 2020	1Q 2019
REPORTED GROUP PROFIT	186,380	114,369
DEPRECIATION AND AMORTIZATION	77,574	74,486
NET PROVISIONS	(1,900)	(484)
OTHER ADJUSTMENTS AND OTHER CHANGES IN WORKING CAPITAL	(60,063)	(30,545)
CHANGES IN INVENTORIES	(74,684)	(132,237)
CHANGES IN TRADE RECEIVABLES	1,344	(144,239)
CHANGES IN TRADE PAYABLES	(23,282)	(49,066)
CHANGE IN OPERATING WORKING CAPITAL	(96,622)	(325,542)
NET CASH FLOW FROM OPERATING ACTIVITIES	105,369	(167,716)
BUSINESS COMBINATIONS AND INVESTMENTS IN GROUP COMPANIES	(17,999)	(38,647)
CAPEX	(60,205)	(64,918)
R&D/OTHER INTANGIBLE ASSETS	(26,192)	(16,499)
OTHER CASH INFLOW / (OUTFLOW)	(8,912)	(133,540)
NET CASH FLOW FROM INVESTING ACTIVITIES	(113,308)	(253,604)
FREE CASH FLOW	(7,939)	(421,320)
ISSUE / (REPAYMENT) OF DEBT	(114,843)	(65,577)
OTHER CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES	4,804	10,223
NET CASH FLOW FROM FINANCING ACTIVITIES	(110,039)	(55,354)
TOTAL CASH FLOW	(117,978)	(476,674)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	741,982	1,033,792
EFFECT OF EXCHANGE RATE CHANGES IN CASH AND CASH EQUIVALENTS	13,693	19,594
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	637,697	576,712

BALANCE SHEET

ASSETS

	March	December
In thousands of euros	2020	2019
NON-CURRENT ASSETS	12,232,615	10,180,427
GOODWILL AND OTHER INTANGIBLE ASSETS	7,801,290	7,644,455
PROPERTY PLANT & EQUIPMENT	2,209,941	2,159,545
INVESTMENTS IN EQUITY ACCOUNTED INVESTEES	1,912,289	114,473
NON-CURRENT FINANCIAL ASSETS	177,550	138,930
OTHER NON-CURRENT ASSETS	131,545	123,024
CURRENT ASSETS	3,663,767	5,362,184
INVENTORIES	2,459,493	2,342,590
TRADE AND OTHER RECEIVABLES	507,617	490,575
OTHER CURRENT FINANCIAL ASSETS	13,035	1,728,926
OTHER CURRENT ASSETS	45,925	58,111
CASH AND CASH EQUIVALENTS	637,697	741,982
TOTAL ASSETS	15,896,382	15,542,611

EQUITY AND LIABILITIES

	March	December
In thousands of euros	2020	2019
EQUITY	7,206,536	6,845,768
CAPITAL	119,604	119,604
SHARE PREMIUM	910,728	910,728
RESERVES	4,026,079	3,009,599
TREASURY STOCK	(49,107)	(49,584)
INTERIM DIVIDENDS	(136,828)	(136,828)
CURRENT YEAR EARNINGS	186,380	625,146
OTHER COMPREHENSIVE INCOME	486,653	343,454
NON-CONTROLLING INTERESTS	1,663,027	2,023,649
NON-CURRENT LIABILITIES	7,356,011	7,330,285
NON-CURRENT FINANCIAL LIABILITIES	6,863,638	6,846,068
OTHER NON-CURRENT LIABILITIES	492,373	484,217
CURRENT LIABILITIES	1,333,835	1,366,558
CURRENT FINANCIAL LIABILITIES	331,406	361,312
OTHER CURRENT LIABILITIES	1,002,429	1,005,246
TOTAL EQUITY AND LIABILITIES	15,896,382	15,542,611

INVESTORS:

Grifols Investors Relations

inversores@grifols.com - investors@grifols.com

Tel. +34 93 571 02 21

MEDIA CONTACTS:

Raquel Lumbreras Raquel_lumbreras@duomocomunicacion.com Borja Gómez Borja_gomez@duomocomunicacion.com Duomo Comunicación – Grifols Press Office Tel. +34 91 311 92 89 - 91 311 92 90	Brad Pick Grifols Corporate Communications Brad.pick@grifols.com

About Grifols

Grifols is a global healthcare company founded in Barcelona in 1909 committed to improving the health and well-being of people around the world. Its four divisions – Bioscience, Diagnostic, Hospital and Bio Supplies – develop, produce and market innovative solutions and services that are sold in more than 100 countries.

Pioneers in the plasma industry, Grifols operates a growing network of donation centers worldwide. It transforms collected plasma into essential medicines to treat rare, chronic and, at times, life-threatening conditions. As a recognized leader in transfusion medicine, Grifols also offers a comprehensive portfolio of solutions designed to enhance safety from donation to transfusion. In addition, the company supplies tools, information and services that enable hospitals, pharmacies and healthcare professionals to efficiently deliver expert medical care.

Grifols, with more than 24,000 employees in 30 countries, is committed to a sustainable business model that sets the standard for continuous innovation, quality, safety and ethical leadership.

The company’s class A shares are listed on the Spanish Stock Exchange, where they are part of the Ibex-35 (MCE:GRF). Grifols non-voting class B shares are listed on the Mercado Continuo (MCE:GRF.P) and on the U.S. NASDAQ through ADRs (NASDAQ:GRFS).

For more information, please visit www.grifols.com

LEGAL DISCLAIMER

The facts and figures contained in this report that do not refer to historical data are “future projections and assumptions”. Words and expressions such as “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “will seek to achieve”, “it is estimated”, “future” and similar expressions, in so far as they relate to the Grifols group, are used to identify future projections and assumptions. These expressions reflect the assumptions, hypotheses, expectations and predictions of the management team at the time of writing this report, and these are subject to a number of factors that mean that the actual results may be materially different. The future results of the Grifols group could be affected by events relating to its own activities, such as a shortage of supplies of raw materials for the manufacture of its products, the appearance of competitor products on the market, or changes to the regulatory framework of the markets in which it operates, among others. At the date of compiling this report, the Grifols group has adopted the necessary measures to mitigate the potential impact of these events. Grifols, S.A. does not accept any obligation to publicly report, revise or update future projections or assumptions to adapt them to events or circumstances subsequent to the date of writing this report, except where expressly required by the applicable legislation. This document does not constitute an offer or invitation to buy or subscribe shares in accordance with the provisions of the following Spanish legislation: Royal Legislative Decree 4/2015, of 23 October, approving recast text of Securities Market Law; Royal Decree Law 5/2005, of 11 March and/or Royal Decree 1310/2005, of 4 November, and any regulations developing this legislation. In addition, this document does not constitute an offer of purchase, sale or exchange, or a request for an offer of purchase, sale or exchange of securities, or a request for any vote or approval in any other jurisdiction. The information included in this document has not been verified nor reviewed by the external auditors of the Grifols group.

ANNEX TO EARNINGS RELEASE

Grifols continues to reinforce its commitment to all stakeholders as a response to COVID-19

The company continues responding to its stakeholders’ needs responsibly: the society, employees, donors, patients, suppliers, shareholders and investors

Barcelona, April 21, 2020.- Grifols has adopted a number of measures since the onset of the pandemic in order to respond to the needs of its stakeholders.

The company continually monitors the progression of COVID-19, analyzing and evaluating its potential impact on its workforce and operations to guarantee minimal delays or interruptions in our operations as Grifols’ products and services are essential for patients and healthcare professionals worldwide.

Day after day, at Grifols we continue our efforts to ensure that people in need of our plasma-derived medicines receive treatment.

Responsibility to our employees

Our teamwork is a core priority for Grifols and ensuring its safety is unquestionable.

The company has taken every measure necessary since the onset of the COVID-19 pandemic to protect the safety of personnel in all of Grifols facilities, both corporate and manufacturing. These measures exceed the recommendations set forth by the World Health Organization (WHO) and other health authorities.

The company has implemented a work-from-home policy and reached flexibility agreements for manufacturing to ensure the continuity of our operations, in addition to prioritizing the use of virtual meetings and other tools.

Responsibility to our donors and patients

Grifols continues to reinforce its long-term commitment to its donors in light of their critical role in the manufacture of plasma-derived therapies.

Grifols’ plasma centers, production and commercial facilities remain operational, making possible continued production and supply of plasma-derived medicines, diagnostic and hospital solutions with the fewest delays possible.

Several governments around the world, including the U.S. and Spain, consider Grifols’ manufacturing plants and plasma-and blood-donation centers as essential infrastructures. For this reason, the donors and personnel that make these donations possible are exempt when restrictions are placed on movement.

Over the last years, Grifols invested heavily to increase its plasma capabilities. Therefore, Grifols continues to lead the market in plasma centers, with a network of 300 centers in the United States and Germany, and it made possible to expand its plasma obtained by 28% in 2018 and by 13% in 2019.

At the same time, all of the company’s industrial complexes are operative. If required, the Grifols’ industrial global footprint provides the necessary flexibility to balance manufacturing among its different plants.

Grifols continues to monitor any potential impacts on its operations and taking all necessary actions to mitigate any potential interruption to the supply chain.

Making every effort possible for the benefit of the society

Closer to offering a plasma-based treatment against COVID-19

Grifols entered into a collaboration agreement with the U.S. Food and Drug Administration (FDA), the U.S. health authority Biomedical Advanced Research and Development Authority (BARDA) and other U.S. federal organizations to collect plasma from recovered COVID-19 patients (convalescent plasma), process it and use it to manufacture anti-SARS-CoV-2 hyperimmune immunoglobulins. The agreement also extends to spearheading pre-clinical and clinical trials to determine the efficacy of the therapy as a treatment against COVID-19.

Grifols is also providing support to utilize convalescent plasma for transfusion as a potential therapy by providing viral inactivation technology (methylene blue) to ensure inactivated plasma units for treatment use in the U.S.

Simultaneously, Grifols is also collaborating with different bodies in Spain and Germany to undertake clinical studies on using inactivated convalescent plasma and the potential use of certain plasma-derived products, such as immunoglobulin and alpha-1 to treat COVID-19 patients.

Grifols shares its expertise and know-how with global governments and healthcare systems, in addition to providing collective industry efforts to discover treatments to fight against this global pandemic.

Leveraging on the experience and knowledge developed in previous health emergencies such as the Ebola outbreak, allows Grifols to be the first company to begin developing an anti-SARS-CoV-2 hyperimmune immunoglobulin, which could be available in mid-July.

Development of an automated diagnostic test to detect SARS-CoV-2

As a leader in diagnostics, Grifols has accelerated the development of a proprietary technology TMA (transcription-mediated amplification) based diagnostic procedure that allows detection of the SARS-CoV-2 virus. TMA is a widely used technique capable of detecting viral RNA with a sensitivity equivalent or even superior to that of PCR (polymerase chain reaction).

TMA technology is commonly used in transfusion centers, blood banks and plasma centers throughout the world because, in addition to its high analytic sensitivity, it works with large sample volumes automatically.

First batches are currently in production and is expected to be ready in early May.

Grifols will make its knowledge available to healthcare institutions to help contribute to efforts to contain the outbreak.

Robust financial situation

Grifols has the necessary resources and liquidity to fulfill its short- and medium-term obligations. On March 31, 2020, the company had EUR 638 million in cash positions and approximately EUR 570 million in undrawn lines of credit, placing its liquidity position above EUR 1,200 million.

In November 2019, Grifols concluded its debt refinancing process, allowing it to optimize its financial structure and extend average maturities to more than seven years. It has also provided greater flexibility in covenant conditions (cov-lite). The company does not face significant maturity repayments or down payments until 2025.

In addition, as a result of the COVID-19 outbreak, Grifols is preemptively taking all necessary measures to further bolster its already-solid liquidity position.

The company is strongly equipped to respond to the current challenges and remains committed to its long-term growth strategy.

The company also confirms its commitment to growth and value creation for its shareholders.

INVESTORS:

Grifols Investors Relations

inversores@grifols.com - investors@grifols.com

Tel. +34 93 571 02 21

MEDIA CONTACTS:

Raquel Lumbreras Raquel_lumbreras@duomocomunicacion.com Borja Gómez Borja_gomez@duomocomunicacion.com Duomo Comunicación – Grifols Press Office Tel. +34 91 311 92 89 - 91 311 92 90	Brad Pick Grifols Corporate Communications Brad.pick@grifols.com

 About Grifols

Grifols is a global healthcare company founded in Barcelona in 1909 committed to improving the health and well-being of people around the world. Its four divisions – Bioscience, Diagnostic, Hospital and Bio Supplies – develop, produce and market innovative solutions and services that are sold in more than 100 countries.

Pioneers in the plasma industry, Grifols operates a growing network of donation centers worldwide. It transforms collected plasma into essential medicines to treat rare, chronic and, at times, life-threatening conditions. As a recognized leader in transfusion medicine, Grifols also offers a comprehensive portfolio of solutions designed to enhance safety from donation to transfusion. In addition, the company supplies tools, information and services that enable hospitals, pharmacies and healthcare professionals to efficiently deliver expert medical care.

Grifols, with more than 24,000 employees in 30 countries, is committed to a sustainable business model that sets the standard for continuous innovation, quality, safety and ethical leadership.

The company’s class A shares are listed on the Spanish Stock Exchange, where they are part of the Ibex-35 (MCE:GRF). Grifols non-voting class B shares are listed on the Mercado Continuo (MCE:GRF.P) and on the U.S. NASDAQ through ADRs (NASDAQ:GRFS).

For more information, please visit www.grifols.com

LEGAL DISCLAIMER

The facts and figures contained in this report that do not refer to historical data are “future projections and assumptions”. Words and expressions such as “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “will seek to achieve”, “it is estimated”, “future” and similar expressions, in so far as they relate to the Grifols group, are used to identify future projections and assumptions. These expressions reflect the assumptions, hypotheses, expectations and predictions of the management team at the time of writing this report, and these are subject to a number of factors that mean that the actual results may be materially different. The future results of the Grifols group could be affected by events relating to its own activities, such as a shortage of supplies of raw materials for the manufacture of its products, the appearance of competitor products on the market, or changes to the regulatory framework of the markets in which it operates, among others. At the date of compiling this report, the Grifols group has adopted the necessary measures to mitigate the potential impact of these events. Grifols, S.A. does not accept any obligation to publicly report, revise or update future projections or assumptions to adapt them to events or circumstances subsequent to the date of writing this report, except where expressly required by the applicable legislation. This document does not constitute an offer or invitation to buy or subscribe shares in accordance with the provisions of the following Spanish legislation: Royal Legislative Decree 4/2015, of 23 October, approving recast text of Securities Market Law; Royal Decree Law 5/2005, of 11 March and/or Royal Decree 1310/2005, of 4 November, and any regulations developing this legislation. In addition, this document does not constitute an offer of purchase, sale or exchange, or a request for an offer of purchase, sale or exchange of securities, or a request for any vote or approval in any other jurisdiction. The information included in this document has not been verified nor reviewed by the external auditors of the Grifols group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  April 21, 2020